Via EDGAR Submission and Federal Express

April 13, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Craig Slivka

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SG Blocks, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed March 15, 2017 File No. 333-215922

Dear Mr. Slivka:

SG Blocks, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 to its Registration Statement on Form S-1 (as amended, the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated March 28, 2017, from the Staff of the Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have referenced in the Company’s responses the section or appropriate page number(s) of the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Summary Consolidated Financial and Other Data, page 5

Balance Sheet Data, page 6

1.	Please revise the amounts for cash and cash equivalents, for each period presented, to reconcile to the cash and cash equivalent line item on your audited balance sheets. It does not appear to us that the balances of your short-term investments line item should be included in your cash and cash equivalents.

Response: In response to the Staff’s comment, the Company respectfully advises the Commission that the cash and cash equivalents amount for each period presented includes a certificate of deposit (“CD”) held in a large national bank. This CD matured in November 2016 and, in February 2017, was renewed for another 16 months. The CD originally acted as security for a letter of credit issued to the Company’s payroll and staffing provider. That letter of credit expired in November 2016. Upon further consideration and in light of our discussion with the Staff, we have added short-term investments to the description of cash and cash equivalents.

David.Watson@ThompsonHine.com Phone (216) 566-5598 Fax (216) 566-5800

Thompson Hine llp Attorneys at Law	3900 Key Center 127 Public Square Cleveland, Ohio 44114-1291	www.ThompsonHine.com Phone: 216.566.5500 Fax: 216.566.5800

April 13, 2017

2.	Please revise your total long-term debt line item to say “total debt” since the December 31, 2015 balance includes $5.0 million of convertible debentures which were classified as a current liability on your audited balance sheets.

Response: The Company has revised the total long-term debt line item as requested.

Risk Factors, page 7

The Company’s ability to continue as a going concern…, page 9

3.	We note your response to comment 4. Please expand your risk factor to specifically address that your independent registered public accounting firm issued a going concern opinion on your audited financial statements for the year ended December 31, 2016.

Response: The Company has expanded this risk factor to address the going concern opinion issued by the Company’s independent registered public accounting firm for the year ended December 31, 2016 as requested.

Capitalization, page 27

4.	It does not appear that the total of your capitalization is correct. Please revise your registration statement as appropriate.

Response: In response to the Staff’s comment, the Company has corrected the total capitalization amount on page 28 to $8,458,749.

Description of Business, page 30

Environmentally Responsible Building, page 31

5.	Please consider revising your registration statement to include the information in your response to comment 10.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 32 to include a more detailed description of how the SG BlocksTM system contributes towards LEED certification for completed projects.

April 13, 2017

Management’s Discussion and Analysis of Financial Condition and Results . . ., page 35

Results of Operations, page 36

6.	We note your response to comment 14; however, it is not appropriate to discuss the combined financial information of the predecessor and successor below the revenue line. For amounts below the revenue line, it is appropriate to discuss the historical results of your predecessor and successor separately. Please revise your MD&A accordingly.

Response: The Company has revised its discussion in the MD&A to separately address the historical results of the predecessor and successor entities with respect to all amounts below the revenue line.

7.	Please expand your narrative to discuss the significant components included in the reorganization line item for the successor during the six months ended December 31, 2016, as well as for the predecessor during the six months ended June 30, 2016.

Response: In response to the Staff’s comment, the Company has provided a description on page 39 with respect to the significant components included in the reorganization line item for the six months ended December 31, 2016 and the six months ended June 30, 2016.

Critical Accounting Policies and New Accounting Pronouncements, page 38

Critical Accounting Policies, page 38

Revenue Recognition, page 39

8.	We note your response to comment 16 and your revised disclosure, and have the following additional comments:

a.	It appears that engineering services are the only component of your revenue recognized on the percentage-of-completion basis. Please confirm if our understanding is correct.

Response: The Company confirms that engineering services are the only component of our revenue recognized on a percentage-of-completion basis.

b.	You state that you also supply repurposed containers to your customers and that this revenue is recognized when delivered. Please tell us what percentage of your block sales revenue is attributed to the sales of these repurposed containers.

Response: Approximately 90% of the Company’s revenues are attributable to block sales.

Goodwill, page 40

9.	Given the significance of your goodwill balance, please expand your disclosure:

a.	to address the significant assumptions you used in your goodwill impairment testing; and

b.	to identify your reporting units, including the number of reporting units that have goodwill.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on page 42 to include the significant assumptions we used in our goodwill impairment testing and to identify that we have one reporting unit that has goodwill.

April 13, 2017

Changes in and Disagreements with Accountants on Accounting and Financial . . ., page 42

10.	We note your response to comment 17 and your disclosure that your registration statement has been updated to reflect the financial statements for the years ended December 31, 2016 and December 31, 2015. In this regard, please revise your disclosure to remove the references to December 31, 2014 in the third, sixth, and seventh paragraphs.

Response: In response to the Staff’s comment, the Company has corrected the disclosure on page 45 to remove all references to the Company’s financial statements for the year ended December 31, 2014.

Backlog, page 43

11.	Please provide us with a basis for your disclosure that your architectural and engineering projects of $748,000 in progress will translate into $13.4 million in revenue over the next twelve months.

Response: As of March 10, 2017, the Company had entered into contractual commitments for architectural and engineering projects in the amount of $748,000, which projects are all currently in progress. In light of the Company’s historic practice of recognizing revenue at three distinct phases in the SG BlockTM product life cycle, the Company expects, although it cannot guarantee, future revenue of $13.4 million from the third and final phase (product sales) of these projects. As such, the $748,000 figure used by the Company represents “Backlog” as defined under GAAP. Based on the Company’s analysis of the customer projects currently in process, the Company expects $13.4 million in revenue (or pipeline) to result from the construction and delivery phase of these projects.

Upon further consideration and in light of our discussion with the Staff, we have moved all references to the Company’s pipeline into a separate section within the Description of Business section for purposes of distinguishing pipeline from Backlog. We have also updated the Backlog figure to $1,004,160 as of April 11, 2017.

Experts, page 71

12.	In the first paragraph, please revise the period covering the consolidated financial statements to say “as of December 31, 2016 and for the six month periods ended June 30, 2016 (Predecessor) and December 31, 2016 (Successor).

Response: In response to the Staff’s comment, the Company has revised its disclosure with respect to the periods covered on page 74.

April 13, 2017

Consolidated Financial Statements, page F-1

Note 2. Liquidity and Financial Condition, page F-8

13.	We note your response to comment 19; however it does not appear that you were responsive to our comment. Please revise your registration statement to provide the disclosures required by ASC 852-10-50-7(c).

Response: In response to the Staff’s comment, the Company has added disclosure on page 43 to directly address the disclosures required by ASC 852-10-50-7(c).

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (216) 566-5598.

Sincerely,

/s/ David D. Watson
David D. Watson

cc: Mahesh Shetty